UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Castle Dental Centers, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

14844P105

(CUSIP Number)

James M. Usdan

Esprit Bldg., Suite #101

515 Capital of Texas Highway, South

Austin, Texas 78746

(512) 347-0284

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14844P105                                                                                                                                                 Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) James M. Usdan

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person IN

Preliminary Note

James M. Usdan (“Mr. Usdan”) hereby amends the Schedule 13D previously filed by Mr. Usdan with the Securities and Exchange Commission on October 2, 2002, as amended by Amendment No. 1 thereto (the “Amended Schedule 13D”), regarding his acquisition of common stock, $.000001 par value (“Common Stock”), of Castle Dental Centers, Inc., a Delaware corporation (the “Issuer”), as set forth below. Capitalized terms used herein and not otherwise defined herein shall have their respective meanings as set forth in the Amended Schedule 13D. Except as specifically amended hereby, the Amended Schedule 13D continues to accurately reflect the information set forth therein.

Item 2.    Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended in its entirety to read as follows:

This statement is being filed by Mr. Usdan whose business address is Esprit Bldg., Suite #101, 515 Capital of Texas Highway, South, Austin, Texas 78746. Mr. Usdan was the Chief Executive Officer, President and a director of the Issuer, whose address is 3701 Kirby Drive, Suite 550, Houston, Texas 77098. Mr. Usdan is not currently employed. During the last five years, Mr. Usdan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Usdan is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended in its entirety to read as follows:

Not applicable.

Item 4.    Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended in its entirety to read as follows:

Mr. Usdan has not formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D under the Act, although Mr. Usdan reserves the right to formulate such plans or proposals in the future.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended in its entirety to read as follows:

(a)    Mr. Usdan does not beneficially own any shares of Common Stock of the Issuer.

(b)    Not applicable.

(c)    Pursuant to a Securities Purchase Agreement, Mr. Usdan (i) sold 8,022 shares of the Series B Convertible Preferred Stock, par value $.000001 per share (“Series B Preferred”), of the Issuer and a $14,000 Subordinated Promissory Note of the Issuer to Sentinel Capital Partners II, L.P. for an aggregate purchase price of $726,000, and (ii) sold 90,000 shares of Common Stock to the Issuer for a purchase price of $11,780. In addition, in connection with his Mr. Usdan’s resignation from his positions with the Issuer, options to acquire 325,000 shares of Common Stock with an exercise price of $.21 per share, and options to acquire 2,500,000 shares of Common Stock with an exercise price of $.10 per share were cancelled for no consideration.

(d)    Not applicable.

(e)    June 20, 2003.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended in its entirety to read as follows:

Not Applicable.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended in its entirety to read as follows:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2003

/s/ James M. Usdan
James M. Usdan